FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated April 22, 2008 announcing that Registrant has been chosen to provide a 1,500-site SkyEdge II broadband satellite network for Colombia’s Axesat

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated April 23, 2008

Gilat chosen to provide a 1,500-site SkyEdge II broadband satellite network for Colombia’s Axesat

Petah Tikva, Israel, April 22, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has begun deployment of a 1,500-site SkyEdge II broadband satellite network for Axesat, one of Latin America’s leading satellite service providers.

Axesat will use the Gilat SkyEdge II VSATs to provide enterprises in Latin America with private networking services including interactive data, broadband Internet access, and Voice over Internet Protocol (VoIP). Axesat is a long time customer of Gilat, having deployed Gilat 360e and SkyEdge networks in the past.

SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. SkyEdge II is well-suited for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. Enabling satellite service providers to benefit from significant space-segment savings, SkyEdge II provides an excellent solution in the current space-capacity market environment.

“Gilat has demonstrated its ability to introduce new technology that meets the evolving needs of our market segments,” said Axesat General Manager Mauricio Segovia. “SkyEdge II provides us the competitive advantage we need to best serve the complex requirements of Latin American enterprises.”

Erez Antebi, CEO of Gilat Network Systems, (GNS), said, “Axesat and numerous other operators are discovering how deployment of SkyEdge II can result in lower operational expenses and increased capabilities. We are grateful for the opportunity to continue our successful relationship with Axesat by providing them with a superior satellite platform.”

SkyEdge II adds new capabilities to Gilat’s industry-leading SkyEdge family of VSAT products. Gilat’s SkyEdge portfolio enables the delivery of high-quality voice, broadband data and video services. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers. With Gilat’s comprehensive SkyEdge portfolio, service providers can choose the most suitable product for their application needs.

About Axesat
Axesat, based in Bogota, is a leading satellite service provider in Latin America, serving corporate and residential customers in Colombia, Venezuela, Ecuador and throughout Central America. For more information, please visit www.axesat.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com

Gilat Investor Relations Contact:
Ayelet Shaked, Phone: +972-3-925-2598, Email: ayelets@gilat.com